Exhibit 99.1

Fourth Quarter 2011 Earnings Release

BMO Reports Fourth Quarter Results, Finishing a Good Year

With Net Income of $3.3 Billion for Fiscal 2011

Financial Results Highlights:

Fiscal 2011:

•	Reported net income of $3,266 million, up 16% or $456 million from a year ago

•	Adjusted net income[1] of $3,281 million, up 15% or $439 million from a year ago

•	Reported EPS[2] of $5.26, up $0.51 or 11% from a year ago. Adjusted EPS[1,2] of $5.29, up $0.48 or 10% from a year ago

•	Reported ROE of 15.3%, up from 14.9% a year ago. Adjusted ROE[1] of 15.3%, up from 15.0% a year ago

•	Common Equity Ratio of 9.59%, using a Basel II approach

Fourth Quarter 2011 Compared with Fourth Quarter 2010:

•	Reported net income of $897 million, up 21% or $158 million from a year ago

•	Adjusted net income[1] of $850 million, up 14% or $102 million from a year ago

•	Reported EPS[2] of $1.34, up 8% from a year ago. Adjusted EPS[1,2] of $1.27, up 1% from a year ago

•	Reported ROE of 14.3%, down from 15.1% a year ago. Adjusted ROE[1] of 13.5%, down from 15.3% a year ago

•	Provisions for credit losses of $290 million, including a general provision of $80 million, compared with provisions of $253 million a year ago with no general provision

Toronto, December 6, 2011 – For the fourth quarter ended October 31, 2011, BMO Financial Group reported net income of $897 million or $1.34 per share. On an adjusted basis, net income was $850 million or $1.27 per share. For fiscal 2011, net income was $3,266 million and EPS was $5.26. Adjusted net income for fiscal 2011 was $3,281 million and adjusted EPS was $5.29.

1	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from fourth quarter 2011 results in the determination of adjusted results totalled $47 million after tax, comprised of a $107 million after-tax net benefit of credit-related items in respect of the acquired Marshall & Ilsley Corporation (M&I) loan portfolio (including $271 million in net interest income, net of provisions for credit losses of $98 million); costs of $53 million ($35 million after tax) for the integration and restructuring of the acquired business; and a $34 million ($25 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions. Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results and may enhance readers’ analysis of performance. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, the Net Income section, and (for all reported periods) in the Non-GAAP Measures section of the Financial Review, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
2	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.

“2011 has been a terrific year for the Bank of Montreal,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “We finished with net income up $450 million to $3.3 billion, having announced in late December, and closed in early July, a $4 billion acquisition that has fundamentally changed our competitive position in the U.S. Midwest. I’m pleased with our progress against all elements of the integration plan to date. Our expectations around performance and our confidence in the potential of the business are unwavering.

“We are well positioned as a top-ten North American bank, with a clear and visible brand, a significantly expanded retail and wealth management footprint and a well-developed wholesale presence.

“The bank posted a record net income of $2 billion overall in Personal and Commercial Banking; P&C Canada was a strong contributor with net income up 10% on an actual loss basis,” said Mr. Downe. “And, we have benefited from notable deposit share gains in the U.S. – an increase of $34 billion in the year – as well as advocacy scores that are well ahead of key competitors. By extension, our ability to distinguish ourselves in the mid-cap North American investment and corporate banking market has also grown.

“At the same time there is no question that the softening economic environment has had an impact on market conditions and consumer and business confidence. Recognizing the potential for a continuing moderate growth environment, we are emphasizing the combination of a strong customer commitment and a focus on streamlining process, tight discipline in support functions and the elimination of unnecessary expense.

“Across our operations, BMO has repositioned itself over the past five years,” added Mr. Downe. “Today, we have a brand promise common to every business that is differentiating us in the marketplace. We have a strong balance sheet, liquidity, reduced volatility in our earnings mix and momentum. We’re managing our business responsibly, with strict governance, a prudent approach to risk and disciplined expense management – and by pursuing the quality growth that will enable us to continue fulfilling our promise to our customers. The medium-term targets we established reflect this.

“As we begin our 195th year, we will grow our earnings by prioritizing investment in what we believe our customers value most, consistent with our brand promise, helping customers make sense of their money.”

Concurrent with the release of results, BMO announced a first quarter dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.

BMO’s 2011 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.bmo.com, along with the supplementary financial information report.

BMO Financial Group Fourth Quarter Report 2011 • 1

Operating Segment Overview

P&C Canada

Net income for the fourth quarter of 2011 was $424 million, up $6 million or 1.5% from a year ago. Volume growth continued across most product groups while net interest margin has declined. Revenue increased 1.1%, reflecting volume growth across most products largely offset by lower deposit spreads in a low interest rate environment, competitive mortgage pricing and lower mortgage refinancing fees. Non-interest expense grew by 2.9%, reflecting our continued investments in initiatives.

Enriching the customer experience through investments to enhance our multi-channel distribution points, improving processes and leveraging our performance management discipline continues to be a focus.

In 2011 we enhanced our physical presence in 58 locations across the country with 16 new branch openings, 27 renovations and 15 redevelopments. We continued to expand our technology offering with new mobile offerings, email and text alerts, and the introduction of Tap & Go, a mobile PayPass Tag. We also launched two new chequing and savings accounts with Sobeys.

In commercial banking, we continued to grow our small business banking workforce, and to roll out enhancements to our online banking for business platform.

As a result of these efforts, our net promoter score, a measure of customer loyalty, continues to improve and we continue to see increases in the average number of product categories used by both personal and commercial customers.

P&C U.S. (all amounts in US$)

Net income of $155 million increased $111 million from the fourth quarter a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $171 million, up $122 million, with the Marshall & Ilsley (M&I) business contributing $111 million. Excluding the acquired M&I business, adjusted net income increased $11 million or 25%, primarily due to improved revenue and lower integration costs in respect of the April 2010 acquisition of certain assets and liabilities of a Rockford, Illinois-based bank (the Rockford transaction). These factors were partly offset by an increase in provisions for credit losses under BMO’s expected loss provisioning methodology.

In the quarter, we launched BMO Harris Helpful Steps® for Parents, a fully-integrated program that positions BMO Harris Bank as a leader in helping our customers build strong financial futures by using a best-in-class approach to financial education for kids.

In the Chicago area, where we have our largest branch presence, BMO Harris Bank’s deposit market share increased to 11.6% from 9.5% in 2010, garnering a second place ranking, up from third place a year ago. The increase was primarily driven by improved market share in our commercial businesses. We have great relationships in place with our customers, who see BMO Harris Bank as a strong and stable leader, and deepening those relationships is helping to drive growth in market share. Our Wisconsin deposits market share was 18.0%, with a first place ranking.

Private Client Group

Net income was $144 million, up $15 million or 13% from the same quarter a year ago. Private Client Group net income, excluding insurance, was $103 million and increased $17 million or 20% as we continue to see growth across our businesses despite challenging equity markets. The inclusion of a full quarter of earnings from the acquired M&I wealth business added $6 million of net income in the current quarter. As well, the current quarter includes results of the Lloyd George Management (LGM) acquisition, which had a modest $3 million net loss. Insurance net income was $41 million for the quarter, down $2 million or 2.5% from a year ago.

Revenue was $699 million, up $106 million or 18% from the prior year, with growth across our businesses as we remain focused on continuing to deliver the high level of service and advice that our clients expect. The two acquired businesses added $92 million to revenue.

Assets under management and administration improved by $158 billion to $422 billion. On a basis that excludes both the impact of the acquisitions and the weaker U.S. dollar, assets under management and administration grew $12 billion or 4.4% from a year ago.

Our BMO Harris Private Banking business continues to be recognized for its commitment to delivering an outstanding client experience, and was named Best Private Bank in Canada 2011 by Global Banking & Finance Review for its excellent knowledge of local markets, wide range of investment management services, customized private banking solutions and strong client relationship management culture.

Our BMO InvestorLine® business was ranked third overall and first among bank-owned online brokerages by The Globe and Mail in its recently released annual online brokerage rankings. Commitment to clients, enhanced reporting and an improved research offering were key to BMO InvestorLine’s higher ranking in 2011.

BMO Capital Markets

Net income for the quarter was $149 million, a decrease of $65 million or 30% from a year ago. Weaker and more volatile market conditions in the current quarter resulted in a decrease in revenue.

The decrease in revenue was primarily driven by reduced trading revenue as well as reductions in mergers and acquisitions fees and in lending fees as business confidence was affected by volatility in the markets.

We are continuing to implement our strategy of building a North American capital markets business with a unified approach to client coverage, creating a better client experience. During the quarter, BMO Capital Markets Corp. was named a Primary Dealer by the Federal Reserve Bank of New York, which significantly enhances our U.S. fixed-income business and should strengthen our distribution capabilities.

BMO Capital Markets participated in 121 new issues in the quarter, including, 38 corporate debt and 35 government debt deals, 42 common equity transactions and six preferred shares issues, raising $48 billion.

2 • BMO Financial Group Fourth Quarter Report 2011

Corporate Services

Corporate Services net income for the quarter was $24 million, an improvement of $92 million from a year ago, with our acquired M&I business contributing $97 million. On an adjusted basis, there was a net loss of $49 million, an improvement of $20 million from a year ago, with M&I contributing $25 million. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Adjusted revenues were $29 million worse, mainly due to higher residual funding costs and costs associated with supplemental liquidity, partially offset by a lower group teb offset. Adjusted expenses were unchanged. Adjusted provisions for credit losses were better by $79 million due to lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology. BMO employs a methodology for segmented reporting purposes whereby expected credit losses are charged to the client operating groups, and the difference between expected losses and actual losses is charged (or credited) to Corporate Services.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I for consideration of $4.0 billion in the form of approximately 67 million common shares issued to M&I shareholders. At the closing of the transaction, M&I Bank combined with Harris Bank to form BMO Harris Bank. In addition, immediately prior to the closing, a BMO subsidiary purchased from the U.S. Treasury all of M&I’s outstanding Troubled Asset Relief Program (TARP) preferred shares and warrants for cash consideration of approximately US$1.7 billion. In this document, M&I is generally referred to as the ‘acquired business’ and other acquisitions are specifically identified.

We continue to expect that annual cost savings from the integration of the acquired business and BMO will exceed US$300 million. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness and a better ability to compete in the market. In the fourth quarter, the acquired business contributed $202 million of net income and $148 million of adjusted net income. We now anticipate that M&I will be accretive to BMO’s adjusted EPS for fiscal 2012.

Corporate Services reported net income includes the $107 million after-tax net benefit of credit-related items in respect of the acquired M&I loan portfolio, including $271 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $161 million for credit mark amortization and $110 million for the release of the credit mark related to early repayment of loans), net of a $98 million increase in provisions for credit losses on the portfolio, primarily due to an $80 million increase in the general allowance. A portion of the credit mark is recognized in net interest income over the life of the purchased loan portfolio as higher effective yield, to reflect the risk profile of the acquired portfolio. Of the total credit mark of $3.5 billion on the loans and $0.2 billion on undrawn commitments and letters of credit, $1.3 billion will be amortized to net interest income over time as increased yield on the portfolio and $2.4 billion will not be amortized. The portion that will not be amortized relates to credit impaired loans and the portion of the credit mark on performing term loans that relates to losses that existed in the portfolio on the acquisition date that were not specifically identified at that time. This latter portion of the credit mark will be reviewed and any changes in the credit quality of the portfolio will be recognized through the provision for credit losses when they occur. When acquired performing loans are repaid at amounts above their discounted value, any remaining credit mark will be recognized in net interest income. The entire credit mark is amortized on revolving facilities, undrawn commitments and letters of credit and a general allowance is built as the credit mark is amortized. These impacts, together with the related provision for credit losses, are considered to be adjusting items, as detailed in the Adjusted Net Income section, and are not included in adjusted net income.

Integration and restructuring costs are included in non-interest expense in Corporate Services and are expected to approximate a total of US$600 million by the time the integration is completed in the next few years. We recorded $53 million of such expenses in each of the third and fourth quarters and a total of $131 million in fiscal 2011. These costs include amounts related to system conversions, severance and other employee-related charges as well as other items, such as consulting fees and marketing costs in connection with customer communications and rebranding activities. We are scheduled to complete the systems conversion by the end of the 2012 calendar year.

Activities of the acquired business are primarily reflected in the P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets.

As a result of the addition of purchased loans acquired on the M&I transaction, certain credit quality ratios become less comparable to prior periods or peer group data, as the ratios now include the impact of the purchased loans and certain adjusting items related to the acquired loans. The ratios most affected are the provision for credit losses (PCL)-to-average net loans and acceptances, allowance for credit losses (ACL)-to-gross impaired loans (GIL) and GIL-to-gross loans and acceptances. We have presented these ratios in this document including and excluding the impact of the purchased portfolios to provide for a better comparison to the ratios in prior quarters and the ratios of our peers.

BMO Financial Group Fourth Quarter Report 2011 • 3

Adjusted Net Income

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with an enhanced understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section at the end of the Financial Review, along with comments on the uses and limitations of such measures. The adjusting items that reduced net income in the fourth quarter of 2011 by $47 million or $0.07 per share were:

•

the $107 million after-tax net benefit of credit-related items in respect of the acquired M&I loan portfolio, including $271 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $161 million for credit mark amortization and $110 million for the release of the credit mark related to early repayments of loans), net of a $98 million increase in provisions for credit losses on the portfolio, primarily due to an $80 million increase in the general allowance;

•	costs of $53 million ($35 million after tax) for integration and restructuring of the acquired business including professional fees as well as costs for systems development; and
•	amortization of acquisition-related intangible assets of $34 million ($25 million after tax) including $27 million ($18 million after tax) related to the acquired business.

Adjusted net income was $850 million for the fourth quarter of 2011, up $102 million or 14% from a year ago. Adjusted earnings per share were $1.27, up 0.8% from $1.26 a year ago. All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangibles, which is charged across the operating groups.

Medium-Term Financial Objectives

Over the medium term, our financial objectives are to achieve average annual adjusted EPS growth of 8% to 10%, earn average annual adjusted ROE of between 15% and 18%, generate average annual adjusted operating leverage of 2% or more, and maintain strong capital ratios that exceed regulatory requirements. Our medium-term financial objectives are discussed further in Management’s Discussion and Analysis for fiscal 2011.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures Section at the end of the Financial Review.

4 • BMO Financial Group Fourth Quarter Report 2011

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the twelve months ended
	October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	Change from October 31, 2010	October 31, 2011	October 31, 2010	Change from October 31, 2010
Income Statement Highlights
Total revenue	$3,881	$3,274	$3,217	$3,346	$3,229	20.2%	$13,718	$12,210	12.3%
Provision for credit losses	290	174	145	248	253	14.7	857	1,049	(18.3)
Non-interest expense	2,425	2,111	2,023	2,046	2,023	20.0	8,605	7,590	13.4
Net income	897	793	800	776	739	21.3	3,266	2,810	16.2
Adjusted net income	850	843	804	784	748	13.7	3,281	2,842	15.5
Net Income by Operating Segment
Personal & Commercial Banking Canada	$424	$432	$402	$443	$418	1.5%	$1,701	$1,640	3.7%
Personal & Commercial Banking U.S.	156	92	53	54	46	+100	355	214	65.8
Private Client Group	144	120	101	153	129	12.7	518	460	12.7
BMO Capital Markets	149	279	235	257	214	(30.4)	920	816	12.7
Corporate Services (a)	24	(130)	9	(131)	(68)	132.8	(228)	(320)	28.6
Common Share Data ($)
Diluted earnings per share	$1.34	$1.27	$1.34	$1.30	$1.24	$0.10	$5.26	$4.75	$0.51
Diluted adjusted earnings per share (b)	1.27	1.36	1.35	1.32	1.26	0.01	5.29	4.81	0.48
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	–	2.80	2.80	–
Book value per share	39.53	37.89	34.22	34.21	34.09	5.44	39.53	34.09	5.44
Closing share price	58.89	60.03	62.14	57.78	60.23	(1.34)	58.89	60.23	(1.34)
Total market value of common shares ($ billions)	37.6	38.3	35.4	32.8	34.1	3.5	37.6	34.1	3.5

	As at
	October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	Change from October 31, 2010
Balance Sheet Highlights
Assets	$477,423	$476,557	$413,228	$413,244	$411,640	16.0%
Net loans and acceptances	206,498	205,441	174,696	176,914	176,643	16.9
Deposits	302,932	291,412	253,387	251,600	249,251	21.5
Common shareholders’ equity	25,262	24,148	19,494	19,422	19,309	30.8

	For the three months ended						For the twelve months ended
	October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010		October 31, 2011	October 31, 2010
Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	1.9	3.9	4.4	1.7	5.9		1.9	5.9
Diluted earnings per share growth	8.1	12.4	6.3	16.1	11.7		10.7	54.2
Diluted adjusted earnings per share growth (b)	0.8	19.3	5.5	16.8	6.8		10.0	19.7
Adjusted return on equity (b)	13.5	15.6	16.8	15.9	15.3		15.3	15.0
Return on equity	14.3	14.7	16.7	15.7	15.1		15.3	14.9
Net economic profit ($ millions) (b)	254	226	293	255	225		1,028	818
Net economic profit (NEP) growth (b)	13.2	43.0	11.3	48.6	40.8		25.8	+100
Adjusted operating leverage (b)	(4.4)	4.9	(3.3)	(0.7)	(7.4)		(1.0)	0.8
Operating leverage	0.2	1.5	(5.0)	(0.7)	(5.7)		(1.1)	7.6
Adjusted revenue growth (b)	11.8	12.9	5.9	10.6	6.3		10.3	5.4
Revenue growth	20.2	12.6	5.5	10.6	8.0		12.3	10.4
Adjusted non-interest expense growth (b)	16.2	8.0	9.2	11.3	13.7		11.3	4.6
Non-interest expense growth	20.0	11.1	10.5	11.3	13.7		13.4	2.8
Adjusted non-interest expense-to-revenue ratio (b)	64.8	62.2	61.6	60.9	62.3		62.4	61.9
Non-interest expense-to-revenue ratio	62.5	64.5	62.9	61.2	62.6		62.7	62.2
Provision for credit losses-to-average loans and acceptances (annualized)	0.56	0.38	0.33	0.56	0.58		0.46	0.61
Effective tax rate	21.44	18.03	22.02	24.51	20.56		21.55	19.25
Gross impaired loans and acceptances-to-equity and allowance for credit losses	8.95	7.97	10.22	11.47	12.18		8.95	12.18
Cash and securities-to-total assets ratio	32.5	34.6	35.9	35.6	35.0		32.5	35.0
Common equity ratio	9.59	9.11	10.67	10.15	10.26		9.59	10.26
Tier 1 capital ratio	12.01	11.48	13.82	13.02	13.45		12.01	13.45
Total capital ratio	14.85	14.21	17.03	15.17	15.91		14.85	15.91
Credit rating (d)
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2		Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+
Twelve month total shareholder return	2.4	–	3.2	16.6	26.4		2.4	26.4
Dividend yield	4.75	4.66	4.51	4.85	4.65		4.75	4.65
Price-to-earnings ratio (times)	11.2	11.7	12.4	11.7	12.7		11.2	12.7
Market-to-book value (times)	1.49	1.58	1.82	1.69	1.77		1.49	1.77
Return on average assets	0.71	0.71	0.80	0.74	0.72		0.74	0.71
Adjusted net interest margin on average earning assets	1.79	1.79	1.90	1.82	1.89		1.82	1.88
Net interest margin on average earning assets	2.05	1.78	1.89	1.82	1.89		1.89	1.88
Non-interest revenue-to-total revenue	44.9	48.3	49.6	51.4	50.2		48.4	48.9
Equity-to-assets ratio	5.9	5.7	5.4	5.3	5.3		5.9	5.3

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.

(b)	These are non-GAAP measures. Refer to the Non-GAAP Measures section at the end of the Financial Review for an explanation of the use and limitations of Non-GAAP measures and detail on the items that have been excluded from results in the determination of adjusted measures. Earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

(d)	For a discussion of the significance of these credit ratings, see the Liquidity and Funding Risk section on p.88 of BMO’s Annual Management’s Discussion and Analysis.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Review

The Financial Review commentary is as of December 6, 2011. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Financial Review should be read in conjunction with the summary unaudited quarterly consolidated financial statements for the period ended October 31, 2011, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2011, and Management’s Discussion and Analysis for fiscal 2011.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

(Unaudited) (Canadian $ in millions, except as noted)	Q4-2011	Increase (Decrease) vs. Q4-2010		Increase (Decrease) vs. Q3-2011		Fiscal-2011	Increase (Decrease) vs. Fiscal-2010
Net interest income	2,140	530	33%	448	27%	7,079	844	14%
Non-interest revenue	1,741	122	8%	159	10%	6,639	664	11%
Revenue	3,881	652	20%	607	19%	13,718	1,508	12%
Specific provision for credit losses	210	(43)	(17%)	36	21%	819	(230)	(22%)
General provision for credit losses	80	80	nm	80	nm	38	38	nm
Total provision for credit losses	290	37	15%	116	67%	857	(192)	(18%)
Non-interest expense	2,425	402	20%	314	15%	8,605	1,015	13%
Provision for income taxes	250	54	27%	72	40%	917	230	33%
Non-controlling interest in subsidiaries	19	1	1%	1	3%	73	(1)	(1%)
Net income	897	158	21%	104	13%	3,266	456	16%
Adjusted net income	850	102	14%	7	1%	3,281	439	15%
Earnings per share – basic ($)	1.35	0.10	8%	0.07	5%	5.28	0.50	10%
Earnings per share – diluted ($)	1.34	0.10	8%	0.07	6%	5.26	0.51	11%
Adjusted earnings per share – diluted ($)	1.27	0.01	1%	(0.09)	(7%)	5.29	0.48	10%
Return on equity (ROE)	14.3%		(0.8%)		(0.4%)	15.3%		0.4%
Adjusted ROE	13.5%		(1.8%)		(2.1%)	15.3%		0.3%
Productivity ratio	62.5%		(0.1%)		(2.0%)	62.7%		0.5%
Adjusted productivity ratio	64.8%		2.5%		2.6%	62.4%		0.5%
Operating leverage	0.2%		nm		nm	(1.1%)		nm
Adjusted operating leverage	(4.4%)		nm		nm	(1.0%)		nm
Net interest margin on earning assets	2.05%		0.16%		0.27%	1.89%		0.01%
Adjusted net interest margin on earning assets	1.79%		(0.10%)		—	1.82%		(0.06%)
Effective tax rate	21.4%		0.8%		3.4%	21.5%		2.3%

Capital Ratios:
Tier 1 Capital Ratio (Basel II)	12.01		(1.44)		0.53	12.01		(1.44)
Common Equity Ratio	9.59		(0.67)		0.48	9.59		(0.67)

Net income by operating group:
Personal and Commercial Banking	580	116	25%	56	11%	2,056	202	11%
P&C Canada	424	6	1%	(8)	(2%)	1,701	61	4%
P&C U.S.	156	110	+100%	64	70%	355	141	66%
Private Client Group	144	15	13%	24	21%	518	58	13%
BMO Capital Markets	149	(65)	(30%)	(130)	(46%)	920	104	13%
Corporate Services, including T&O	24	92	+100%	154	+100%	(228)	92	29%
BMO Financial Group Net Income	897	158	21%	104	13%	3,266	456	16%
Adjusted net income by operating group:
Personal and Commercial Banking	600	128	27%	65	12%	2,100	221	12%
P&C Canada	427	6	2%	(8)	(2%)	1,710	64	4%
P&C U.S.	173	122	+100%	73	73%	390	157	67%
Private Client Group	150	20	16%	29	24%	528	62	13%
BMO Capital Markets	149	(66)	(30%)	(130)	(46%)	920	103	13%
Corporate Services, including T&O	(49)	20	28%	43	46%	(267)	53	16%
BMO Financial Group Adjusted Net Income	850	102	14%	7	1%	3,281	439	15%

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.

BMO Financial Group Fourth Quarter Report 2011 • 5

Management’s Responsibility for Financial Information

Bank of Montreal’s audit committee reviewed this document, including the summary unaudited quarterly consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis for fiscal 2011, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2012 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, interest rate or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.

With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the anticipated benefits from the transaction such as it being accretive to earnings and other impacts on earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the combined businesses now operate; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on integration and restructuring related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involved making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Our anticipation that annual cost savings from the integration of M&I and BMO will exceed US$300 million is based on the assumption that changes to business operations and support infrastructure and staffing will be consistent with our plans and that our expectations for business volumes are met. Our anticipation that the M&I acquisition will be accretive to adjusted earnings per share in 2012 is based on the assumption that results in 2012 will be consistent with our expectations based on our experience since the acquisition, our expectations for the economy and anticipated savings from integration and restructuring in 2012.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 and 31 of BMO’s 2011 MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at October 31 or as close to October 31 as was practical. The impacts of the changes from IFRS are based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in our 2011 MD&A and later in this document. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

6 • BMO Financial Group Fourth Quarter Report 2011

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the fourth quarter of 2010 by the weakening of the U.S. dollar but were increased relative to the third quarter of 2011. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 3.0% from a year ago and increased by 4.7% from the average of the third quarter of 2011. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q4-2011
(Canadian $ in millions, except as noted)	vs. Q4-2010	vs. Q3-2011
Canadian/U.S. dollar exchange rate (average)
Current period	1.0077	1.0077
Prior period	1.0387	0.9628
Increased (decreased) revenue	(47)	68
Decreased (increased) expense	27	(40)
Decreased (increased) provision for credit losses	6	(9)
Decreased (increased) income taxes and non- controlling interest in subsidiaries	4	(5)
Increased (decreased) net income	(10)	14

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuation on earnings for the year. Over the course of the current quarter, the U.S. dollar strengthened as the exchange rate increased from C$0.9555 per U.S. dollar at July 31, 2011, to an average of C$1.0077. Hedging transactions resulted in an after-tax loss of $5 million for the quarter. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.

Net Income

Q4-2011 vs. Q4-2010

Net income was $897 million for the fourth quarter of 2011, up $158 million or 21% from a year ago. Earnings per share were $1.34, up 8.1% from $1.24 a year ago, increasing at a lower rate because of the higher number of issued shares due to the M&I acquisition. Results for the quarter included earnings of the acquired business of $202 million.

Management assesses performance on both a GAAP basis and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Adjusted net income was $850 million for the fourth quarter of 2011, up $102 million or 14% from a year ago. Adjusted earnings per share were $1.27, up 0.8% from $1.26 a year ago. Results for the quarter included adjusted net income of $148 million from the acquired business. Adjusted results and measures are Non-GAAP. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section at the end of the Financial Review, together with comments on the uses and limitations of such measures.

There were improved results in each of the operating groups except BMO Capital Markets, which was affected by a weaker and more volatile environment in the current quarter. P&C U.S. grew strongly, benefiting from the inclusion of the acquired business. Private Client Group net income growth was also good, reflecting higher net income in PCG excluding insurance. P&C Canada net income was modestly higher than a year ago, with the impact of volume growth offset in part by the effects of lower net interest margin and increased expenses due to higher initiative spending, as expected. Corporate Services results on an adjusted basis were improved due to lower provisions for credit losses.

There was strong revenue growth due to the inclusion of the acquisitions. The rate of growth in expense was consistent with revenue growth, but was modest excluding the impact of acquisitions. The provision for credit losses was somewhat higher due to the increase in the general allowance, as there were lower specific provisions for credit losses.

Q4-2011 vs. Q3-2011

Net income increased $104 million or 13% from the third quarter and earnings per share increased $0.07 or 5.5% from $1.27. Adjusted net income increased $7 million or 0.8% from $843 million in the third quarter but adjusted earnings per share decreased $0.09 or 6.6%, reflective of the higher number of shares from the acquired business. Adjusting items are non-GAAP and are detailed in the Non-GAAP Measures section at the end of the Financial Review.

The relative group contributions to improved performance were largely consistent with the year-over-year increases. On an adjusted basis, there were significant increases in P&C U.S. and Corporate Services, and improved results in Private Client Group primarily in insurance. There was a modest decrease in P&C Canada due to the same factors that limited the year-over-year improvement. BMO Capital Markets results were appreciably lower in the more difficult environment.

Results in the current quarter include three months of activities from the acquired business compared with one month in the preceding quarter. This contributed to significant increases in revenues and expenses with revenue growth outpacing expense growth. BMO’s overall provision for credit losses was also higher, due largely to the acquired business.

BMO Financial Group Fourth Quarter Report 2011 • 7

Revenue

Total revenue for the fourth quarter of 2011 increased $652 million or 20% from a year ago to $3,881 million. Adjusted revenue increased $381 million or 12%. Adjusted revenue excludes the portion of the credit mark on the acquired M&I loan portfolio recorded in Corporate Services as explained in the Adjusted Net Income section. M&I contributed $786 million or 20% to revenue and $515 million or 14% to adjusted revenue. The weaker U.S. dollar lowered overall revenue growth by $47 million or 1.5 percentage points and adjusted revenue by $38 million or 1.2 percentage points.

Revenue increased $607 million or 19% from the third quarter. Adjusted revenue increased $328 million or 10%. M&I contributed $669 million to revenue growth and $390 million to adjusted revenue growth. Excluding the acquired business, total adjusted revenue decreased $62 million, with a modest improvement in non-interest revenue and a decrease in net interest income. The stronger U.S. dollar increased revenue growth by $68 million or 2.1 percentage points and adjusted revenue by $56 million or 1.7 percentage points.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. The teb adjustments for the fourth quarter of 2011 totalled $51 million, down from $64 million in the fourth quarter of 2010 and $55 million from the previous quarter.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section at the end of the Financial Review.

Net Interest Income

Net interest income increased $530 million or 33% from a year ago. Adjusted net interest income increased $259 million or 16% from a year ago. Adjusted net interest income excludes the portion of the credit mark on the acquired loan portfolio booked in Corporate Services as explained in the Adjusted Net Income section.

Net interest income included a full quarter of results from the acquired business, which added $612 million to BMO’s net interest income and $341 million to adjusted net interest income relative to a year ago. Adjusted net interest income increased $259 million, primarily in P&C U.S. There were also increases in Private Client Group and P&C Canada, with a decrease in BMO Capital Markets. In Private Client Group, the increase was due to higher deposit spreads in brokerage businesses, higher loan and deposit balances in private banking, and acquisitions. There was a modest increase in P&C Canada as volume growth from loans and deposits was partially offset by lower net interest margin. BMO Capital Markets net interest income fell due to reduced trading net interest income, reduced margins in our interest-rate-sensitive business and a decrease in corporate banking revenue due to lower asset levels and spreads.

BMO’s overall net interest margin increased by 16 basis points year over year to 2.05%. On an adjusted basis, net interest margin decreased by 10 basis points to 1.79%.

Increased net interest income in Corporate Services contributed to BMO’s improved net interest margin on a reported basis largely due to the portion of the credit mark mentioned above. On an adjusted basis, net interest margin was higher in P&C U.S. but fell in P&C Canada and BMO Capital Markets. Increased margin in P&C U.S. was mainly due to higher deposit balances and improved loan spreads, as a result of a favourable change in the mix of loan balances, as well as the impact of the acquired business, partially offset by deposit spread compression. Net interest margin in P&C Canada fell due to lower deposit spreads in the low interest rate environment, competitive mortgage pricing and reduced mortgage refinancing fees. The reduction in net interest margin in BMO Capital Markets was primarily attributable to lower spreads in our interest-rate-sensitive businesses and in corporate banking.

Average earning assets increased $76.4 billion or 23% relative to a year ago, and, when adjusted to exclude the impact of the weaker U.S. dollar, increased by $81.8 billion. Average earning assets included a full quarter of balances from the acquired business in the fourth quarter, adding $35.9 billion to BMO’s average earning assets. There were increases in each of the groups with particularly strong growth in BMO Capital Markets. Other increases were largely attributable to loan growth in P&C Canada and increases in personal loans in Private Client Group’s Canadian private banking business. There was also an increase in Corporate Services, largely representing increased deposits with the U.S. Federal Reserve and increased securities. Excluding the impact of the acquired business, P&C U.S. average earning assets were lower due to lower mortgage and home equity balances.

Relative to the third quarter, net interest income increased $448 million or 27%. On an adjusted basis, net interest income increased by $169 million, primarily in P&C U.S. There was good growth in Private Client Group primarily due to the acquisitions, a modest decrease in P&C Canada and a significant decline in BMO Capital Markets. In P&C Canada and BMO Capital Markets, the impact of asset growth was offset by lower net interest margins.

BMO’s overall net interest margin increased 27 basis points from the third quarter to 2.05%. On an adjusted basis, net interest margin was 1.79%, unchanged from the previous quarter.

Net interest margin declined 4 basis points in P&C Canada mainly due to lower spreads on deposits in the low interest rate environment and lower mortgage refinancing fees. Net interest margin in P&C U.S. improved due to a positive mix impact. Net interest margin declined 3 basis points in Private Client Group due to lower interest income on investment products and declined 16 basis points in BMO Capital Markets due to lower spreads in interest-rate-sensitive businesses and corporate banking.

Average earning assets increased $38.9 billion or 10% from the third quarter with approximately two-thirds of the increase attributable to the inclusion of assets of the acquired business for a full quarter versus one month in the third quarter. Additionally, there was an increase in average earning assets in each of the operating groups with solid growth in BMO Capital Markets, and a more significant increase in Corporate Services, due to higher deposits held with the U.S. Federal Reserve. There was commercial loan growth in P&C U.S., excluding the acquired business, and growth in Private Client Group due to the acquisitions and increases in Canadian private banking assets. P&C Canada average earning assets increased 1.2% quarter over quarter.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review.

8 • BMO Financial Group Fourth Quarter Report 2011

Net Interest Margin (teb)*

(In basis points)	Q4-2011	Increase (Decrease) vs. Q4-2010	Increase (Decrease) vs. Q3-2011	Fiscal-2011	Increase (Decrease) vs. Fiscal-2010
P&C Canada	288	(11)	(4)	293	(2)
P&C U.S.	451	50	4	443	68
Personal and Commercial Client Group	332	16	11	323	14
Private Client Group	286	–	(3)	294	13
BMO Capital Markets	57	(21)	(16)	71	(21)
Corporate Services, including T&O**	nm	nm	nm	nm	nm
Total BMO net interest margin	205	16	27	189	1
Total BMO adjusted net interest margin (1)	179	(10)	–	182	(6)
Total Canadian Retail***	288	(13)	(4)	294	(2)
*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins, and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services net interest income is positive in Q4-2011 and increases BMO’s overall net interest margin, but negative in fiscal 2011 and lowers BMO’s overall net interest margin for the year.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review.

nm - not meaningful

Non-Interest Revenue

Non-interest revenue in the current quarter increased $122 million or 7.5% from a year ago. There were no adjusting items reflected in non-interest revenue and, as such, reported amounts are equivalent to adjusted amounts in this section. Results included $174 million attributable to the acquired business, consisting primarily of investment management fees in Private Client Group, deposit and payment service charges in P&C U.S., and other revenue. There was a significant decrease in BMO Capital Markets non-interest revenue due to a reduction in trading revenues in a weaker and more volatile trading environment, lower mergers and acquisitions fees and reduced lending fees. In addition, trading revenues in the fourth quarter of 2010 were lowered by an accounting adjustment. There were higher securitization revenues and an associated reduction in credit card fees due to increased securitizations of credit card loans, as well as mortgage loans, in 2011.

Relative to the third quarter, non-interest revenue increased $159 million or 10%. A full quarter of non-interest revenue from the acquired business improved results by $126 million. Organic non-interest revenue increased $33 million. There were increased securitization, insurance and other revenues, while trading revenues, mergers and acquisitions fees, and underwriting fees were lower.

Non-Interest Expense

Non-interest expense for the fourth quarter of 2011 increased $402 million or 20% from a year ago to $2,425 million. Adjusted non-interest expense increased $326 million or 16% from a year ago to $2,338 million. Adjusted non-interest expense in the current quarter excludes $53 million of integration and restructuring costs relating to the acquired business and $34 million in respect of the amortization of acquisition-related intangible assets. The acquired business increased adjusted non-interest expense by $305 million. Excluding the acquired business, adjusted non-interest expense increased $20 million or 0.9% year over year with half of the increase from the LGM acquisition and the remaining increase reflected in modest growth across most categories. The weaker U.S. dollar reduced expense growth by $27 million or 1.4 percentage points and adjusted expense growth by $25 million or 1.2 percentage points. Non-interest expense is detailed in the attached summary unaudited quarterly consolidated financial statements.

Relative to the third quarter, non-interest expense increased $314 million or 15%. There were adjusting non-interest expense items in both quarters for the same types of expenses mentioned above. Adjusted expense increased $297 million or 15%, of which $229 million was due to the acquired business. Excluding the acquired business, there were modest increases across a number of expense categories. The stronger U.S. dollar relative to the third quarter increased quarter-over-quarter expense growth by $40 million or 1.9 percentage points and adjusted expense growth by $36 million or 1.8 percentage points.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section at the end of the Financial Review.

BMO Financial Group Fourth Quarter Report 2011 • 9

Risk Management

Continued uncertainty surrounding both the European and U.S. economies has caused a slower than expected global economic recovery. In the United States, weak real estate markets and reduced consumer confidence, coupled with high unemployment levels, have continued to put pressure on the economic recovery.

Provisions for credit losses totalled $290 million in the fourth quarter of 2011, including an increase of $80 million in the general allowance and $18 million of specific provisions related to the M&I purchased portfolio, which are considered to be adjusting items. Adjusting for provisions related to the M&I purchased portfolio, total provisions for credit losses were $192 million in the quarter.

Specific provisions for credit losses were $210 million, of which $18 million was related to the M&I purchased loans. On an adjusted basis, specific provisions for credit losses were $192 million or an annualized 43 basis points of average net loans and acceptances, compared with $174 million or 40 basis points in the third quarter and $253 million or 58 basis points in the fourth quarter of 2010.

On a geographic basis, specific provisions in Canada and other countries (excluding the United States) were $102 million in the fourth quarter of 2011, $94 million in the third quarter of 2011 and $97 million in the fourth quarter of 2010. Specific provisions in the United States for the comparable periods were $108 million, $80 million and $156 million, respectively. On an adjusted basis, specific provisions in the United States were $90 million in the fourth quarter of 2011.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating groups based on actual credit losses, rather than their share of expected credit losses.

Actual credit losses in the fourth quarter of 2011 were: $158 million in P&C Canada; $89 million ($69 million on an adjusted basis) in P&C U.S.; $10 million in BMO Capital Markets; and $2 million in Private Client Group. In addition, there were $7 million of actual credit losses ($9 million on an adjusted basis) in the quarter in respect of the loans transferred from P&C U.S. to Corporate Services in the third quarter. The P&C Canada losses of $158 million include credit losses of $56 million related to securitized assets, which are not included in BMO’s $210 million of specific provisions.

Actual credit losses in the third quarter of 2011, on both a reported and adjusted basis, were: $161 million in P&C Canada; $51 million in P&C U.S.; $7 million in BMO Capital Markets; and a recovery of $2 million in Private Client Group. In addition, there were $19 million of actual credit losses in the quarter in respect of the loans transferred from P&C U.S. to Corporate Services. The P&C Canada losses of $161 million include credit losses of $62 million related to securitized assets, which are not included in BMO’s $174 million of specific provisions.

Actual credit losses in the fourth quarter of 2010, on both a reported and adjusted basis, were: $146 million in P&C Canada; $130 million in P&C U.S.; $6 million in Private Client Group; and $16 million in BMO Capital Markets. The P&C Canada losses of $146 million include credit losses of $45 million related to securitized assets, which are not included in BMO’s $253 million of specific provisions.

Impaired loan formations totalled $543 million in the current quarter, up from $252 million in the third quarter of 2011 and from $461 million a year ago. The increase in formations from the previous quarter was largely related to $185 million from the purchased performing loan portfolios acquired in 2011 and 2010, of which $81 million is subject to the FDIC 80%/20% loss-sharing agreement related to the Rockford transaction. Consistent with recent quarters, U.S.-related formations represented over half of BMO’s total formations in the quarter.

Total gross impaired loans, excluding purchased credit impaired loans were $2,685 million at the end of the current quarter, up from $2,290 million in the third quarter and down from $2,894 million a year ago. At the end of the quarter, there were $194 million of gross impaired loans related to the acquired portfolios, of which $90 million is subject to the above loss-sharing agreement.

The addition of the acquired business in the third quarter of 2011 has increased BMO’s exposure to U.S. real estate-related loans and to potential deterioration in U.S. real estate markets. However, we are satisfied that estimated credit losses were appropriately considered in determining the fair value of the purchased portfolio at acquisition and we continue to proactively manage these exposures.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 88 to 91 of BMO’s 2011 MD&A.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound liquidity position. During the quarter, our core deposits increased to $177 billion from $172 billion primarily due to growth in retail and corporate deposits and the depreciation of the Canadian dollar.

Trading and Underwriting Market Value Exposure (MVE) declined quarter over quarter due to decreased fixed income and credit activity. Exposure in the bank’s available-for-sale (AFS) portfolios was virtually unchanged over the quarter and continues to be concentrated in portfolios holding significant levels of high-quality hedged bonds.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans. Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing at lower rates. MVE and economic value sensitivities changed modestly from the prior quarter largely due to growth in shareholders’ equity and an increase in fixed-rate investment securities. EV and earnings sensitivities increased modestly from the prior quarter primarily due to growth of customers’ preference for variable rate loans and mortgages.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

10 • BMO Financial Group Fourth Quarter Report 2011

Provisions for Credit Losses

(Canadian $ in millions, except as noted)	Q4-2011	Q3-2011	Q4-2010	Fiscal-2011	Fiscal-2010
New specific provisions	327	273	343	1,188	1,419
Reversals of previously established allowances	(45)	(38)	(38)	(128)	(187)
Recoveries of loans previously written off	(72)	(61)	(52)	(241)	(183)
Specific provision for credit losses	210	174	253	819	1,049
Increase in the general allowance	80	–	–	38	–
Provision for credit losses (PCL)	290	174	253	857	1,049
Adjusted specific provision for credit losses (1)	192	174	253	801	1,049
PCL as a % of average net loans and acceptances (annualized) (2)	0.56%	0.38%	0.58%	0.46%	0.61%
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (3)	0.45%	0. 39%	0.58%	0.44%	0.61%
Specific PCL as a % of average net loans and acceptances (annualized) (2)	0.40%	0.38%	0.58%	0.44%	0.61%
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1)	0.43%	0.40%	0.58%	0.45%	0.61%

(1)	Adjusted excludes the provision related to the M&I purchased portfolio.
(2)	Ratio is presented including purchased portfolios and prior periods have been restated.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons (refer to the Acquisition of Marshall and Ilsley Corporation (M&I) section on page 3 for details).

Changes in Gross Impaired Loans and Acceptances (GIL) (1)

(Canadian $ in millions, except as noted)
GIL, beginning of period	2,290	2,465	2,801	2,894	3,297
Additions to impaired loans and acceptances	543	252	461	1,225	1,525
Reductions in impaired loans and acceptances (2)	102	(140)	(76)	(326)	(712)
Write-offs	(250)	(287)	(292)	(1,108)	(1,216)
GIL, end of period	2,685	2,290	2,894	2,685	2,894
GIL as a % of gross loans and acceptances (4)	1.30%	1.12%	1.62%	1.30%	1.62%
GIL as a % of gross loans and acceptances excluding purchased portfolios (4)	1.40%	1.29%	1.63%	1.40%	1.63%
GIL as a % of equity and allowances for credit losses (3) (4)	8.95%	7.97%	12.18%	8.95%	12.18%
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (3) (4)	8.34%	7.99%	12.18%	8.34%	12.18%
(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations ($174 million in Q4-2011; $164 million in Q3-2011; and $172 million in Q4-2010).
(3)	Effective Q4-2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods were restated to reflect this change.
(4)	Ratio is presented including purchased portfolios and prior periods have been restated. Ratio is also presented excluding purchased portfolios, to provide for better historical comparisons (refer to the Acquisition of Marshall and Ilsley Corporation (M&I) section on page 3 for details).

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section at the end of the Financial Review.

BMO Financial Group Fourth Quarter Report 2011 • 11

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended October 31, 2011				As at July 31, 2011	As at October 31, 2010
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(0.3)	(0.3)	(0.6)	(0.2)	(0.6)	(0.1)
Equity VaR	(5.4)	(5.3)	(7.4)	(3.9)	(3.9)	(7.5)
Foreign Exchange VaR	(0.9)	(1.6)	(2.7)	(0.4)	(0.6)	(0.6)
Interest Rate VaR (Mark-to-Market)	(6.3)	(7.7)	(12.6)	(5.8)	(10.7)	(7.5)
Diversification	4.2	4.5	nm	nm	4.1	4.8
Trading Market VaR	(8.7)	(10.4)	(14.0)	(7.8)	(11.7)	(10.9)
Trading & Underwriting Issuer Risk	(3.6)	(4.9)	(5.8)	(3.4)	(5.0)	(2.7)
Total Trading & Underwriting MVE	(12.3)	(15.3)	(19.2)	(11.1)	(16.7)	(13.6)
Interest Rate VaR (AFS)	(11.3)	(11.2)	(13.0)	(9.6)	(12.1)	(7.4)
*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm	- not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	October 31, 2011	July 31, 2011	October 31, 2010
Market value exposure (MVE) (pre-tax)	(685.9)	(637.8)	(564.1)
12-month earnings volatility (EV) (after-tax)	(95.0)	(87.9)	(63.8)
*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)
	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010	Oct. 31, 2011	July 31, 2011	Oct. 31, 2010
100 basis point increase	(614.3)	(514.0)	(380.5)	24.8	9.8	20.9
100 basis point decrease	441.8	364.9	322.3	(102.5)	(86.8)	(70.3)

200 basis point increase	(1,295.7)	(1,082.4)	(815.1)	69.3	38.5	33.4
200 basis point decrease	829.4	850.0	738.2	(63.3)	(21.7)	(12.8)
*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s insurance businesses, a 100 basis point increase in interest rates at October 31, 2011 results in an increase in earnings after tax of $88 million and an increase in before tax economic value of $436 million ($97 million and $302 million, respectively, at July 31, 2011 and $77 million and $295 million, respectively, at October 31, 2010). A 100 basis point decrease in interest rates at October 31, 2011 results in a decrease in earnings after tax of $82 million and a decrease in before tax economic value of $494 million ($90 million and $315 million, respectively, at July 31, 2011 and $71 million and $304 million, respectively, at October 31, 2010). These impacts are not reflected in the table above.

Income Taxes

As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes of $250 million increased $54 million from the fourth quarter of 2010 and $72 million from the third quarter of 2011. The effective tax rate for the quarter was 21.4%, compared with 20.6% in the fourth quarter of 2010 and 18.0% in the third quarter of 2011. The higher effective tax rate in the current quarter, relative to the fourth quarter of 2010, was primarily due to lower recoveries of prior periods’ income taxes and a higher proportion of income from higher-tax-rate jurisdictions, partially offset by a reduction in the statutory Canadian income tax rate in 2011. The higher effective tax rate in the current quarter, relative to the third quarter of 2011, was primarily due to lower recoveries of prior periods’ income taxes and a higher proportion of income from higher-tax-rate jurisdictions. The adjusted effective tax rate was 19.5% in the current quarter compared with 20.5% in the fourth quarter of 2010. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

12 • BMO Financial Group Fourth Quarter Report 2011

Capital Management

Q4-2011 Regulatory Capital Review

BMO remains well capitalized at October 31, 2011, with a Basel II Tier 1 Capital Ratio of 12.01% and a Common Equity Ratio of 9.59%. Tier 1 capital after regulatory adjustments was $25.1 billion, risk-weighted assets (RWA) were $208.7 billion and adjusted common shareholders’ equity was $20.0 billion. At July 31, 2011, the Tier 1 Ratio was 11.48% and the Common Equity Ratio was 9.11%. Adjusted Tier 1 capital increased $727 million from July 31, 2011, primarily due to higher retained earnings, the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan, the exercise of stock options and lower Tier 1 capital deductions. RWA was $3.3 billion lower than at July 31, 2011, due to lower corporate and commercial RWA and lower market risk RWA. The Tier 1 capital ratio increased 53 basis points from 11.48% at July 31, 2011. Total capital increased $860 million primarily due to growth in Adjusted Tier 1 capital as noted above and lower Tier 2 capital deductions. The stronger U.S. dollar relative to the third quarter also affected Adjusted Tier 1 capital, total capital and RWA. BMO’s Basel II Total Capital Ratio was 14.85% at October 31, 2011.

Potential Impacts of Proposed Regulatory Capital Changes and Conversion to IFRS

The Basel III capital requirements have been issued in substantially final form and BMO’s Basel III pro-forma capital ratios are strong.

We consider the Common Equity Ratio and the Tier 1 Capital Ratio to be the primary capital ratios under Basel III. Based on our analysis and assumptions and including the estimated impact for the adoption of IFRS, BMO’s pro-forma Basel III Common Equity Ratio and Tier 1 Capital Ratio at October 31, 2011 (assuming the Basel III rules scheduled for January 2013 were in effect), would be 6.9% and 9.1%, respectively. BMO’s pro-forma Total Capital Ratio and Leverage Ratio exceed Basel III minimum requirements, and the bank is well positioned to meet or exceed a Basel III Common Equity Ratio of 7% in the near future. Additional detail on BMO’s Basel III pro-forma capital ratio calculations and the impacts of changes associated with the adoption of IFRS is available in our 2011 Annual Report.

Other Capital Developments

During the quarter, there were 1,626,000 shares issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter. Our normal course issuer bid expires on December 15, 2011.

On November 25, 2011, BMO announced its intention to redeem the $400 million of outstanding BMO Capital Trust Securities – Series C (BMO BOaTS – Series C) on December 31, 2011.

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets

(Canadian $ in millions)	Q4-2011	Q3-2011
Gross common shareholders’ equity	24,455	23,580
Goodwill and excess intangible assets	(3,585)	(3,374)
Securitization-related deductions	(168)	(167)
Expected loss in excess of allowance – AIRB Approach	(205)	(270)
Substantial investments/Investments in insurance subsidiaries	(481)	(445)
Adjusted common shareholders’ equity	20,016	19,324
Non-cumulative preferred shares	2,861	2,861
Innovative Tier 1 Capital Instruments	2,156	2,126
Non-controlling interest in subsidiaries	38	33
Adjusted Tier 1 Capital	25,071	24,344
Subordinated debt	5,896	5,858
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for- sale equity securities	7	12
Eligible general allowance for credit losses	309	292
Total Tier 2 Capital	7,012	6,962
Securitization-related deductions	(31)	(29)
Expected loss in excess of allowance – AIRB Approach	(205)	(270)
Substantial Investments/Investment in insurance subsidiaries	(855)	(875)
Adjusted Tier 2 Capital	5,921	5,788
Total Capital	30,992	30,132

Risk-Weighted Assets
(Canadian $ in millions)	Q4-2011	Q3-2011
Credit risk	179,092	181,683
Market risk	4,971	5,715
Operational risk	24,609	24,588
Total risk-weighted assets	208,672	211,986

On December 6, 2011, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable February 28, 2012, to shareholders of record on February 1, 2012. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank's Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased in the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury with a two percent discount from the average market price of the common shares (as defined in the Plan).

This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

BMO Financial Group Fourth Quarter Report 2011 • 13

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q4-2011

	Q4-2011					Fiscal-2011
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corporate including T&O	Total BMO	P&C	PCG	BMO CM	Corporate including T&O	Total BMO

Net interest income (teb) (1)	1,749	118	257	16	2,140	5,993	440	1,208	(562)	7,079
Non-interest revenue	582	581	448	130	1,741	2,068	2,119	2,133	319	6,639

Total revenue (teb) (1)	2,331	699	705	146	3,881	8,061	2,559	3,341	(243)	13,718
Provision for credit losses	216	3	30	41	290	749	9	120	(21)	857
Non-interest expense	1,289	514	488	134	2,425	4,399	1,871	1,907	428	8,605

Income before income taxes and non- controlling interest in subsidiaries	826	182	187	(29)	1,166	2,913	679	1,314	(650)	4,256
Income taxes (recovery) (teb) (1)	246	38	38	(72)	250	857	161	394	(495)	917
Non-controlling interest in subsidiaries	–	–	–	19	19	–	–	–	73	73

Net income Q4-2011	580	144	149	24	897	2,056	518	920	(228)	3,266
Net income Q3-2011	524	120	279	(130)	793
Net income Q4-2010	464	129	214	(68)	739	1,854	460	816	(320)	2,810

Adjusted net income Q4-2011	600	150	149	(49)	850	2,100	528	920	(267)	3,281
Adjusted net income Q3-2011	535	121	279	(92)	843
Adjusted net income Q4-2010	472	130	215	(69)	748	1,879	466	817	(320)	2,842

Other statistics

Net economic profit (2)	269	102	25	(142)	254	1,108	372	423	(875)	1,028
Return on equity	18.8%	31.9%	12.8%	nm	14.3%	22.7%	35.6%	20.4%	nm	15.3%
Adjusted return on equity	19.5%	33.1%	12.8%	nm	13.5%	23.2%	36.3%	20.4%	nm	15.3%
Operating leverage	1.4%	(5.3%)	(21.0%)	nm	0.2%	–	(1.1%)	(2.6%)	nm	(1.1%)
Adjusted operating leverage	3.0%	(4.3%)	(21.0%)	nm	(4.4%)	0.6%	(0.8%)	(2.6%)	nm	(1.0%)
Productivity ratio (teb)	55.3%	73.5%	69.2%	nm	62.5%	54.6%	73.1%	57.1%	nm	62.7%
Adjusted productivity ratio (teb)	54.1%	72.6%	69.2%	nm	64.8%	53.9%	72.6%	57.1%	nm	62.4%
Net interest margin on earning assets (teb)	3.32%	2.86%	0.57%	nm	2.05%	3.23%	2.94%	0.71%	nm	1.89%
Adjusted net interest margin (teb)	3.32%	2.86%	0.57%	nm	1.79%	3.23%	2.94%	0.71%	nm	1.82%
Average common equity	11,722	1,779	4,249	6,082	23,832	8,669	1,436	4,271	6,076	20,452
Average earning assets ($ billions)	208.7	16.4	177.7	12.2	415.0	185.7	15.0	169.2	4.5	374.4
Full-time equivalent employees	24,426	6,494	2,321	13,939	47,180

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section at the end of the Financial Review.

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review.

nm - not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the fourth quarter of 2011.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

During the third quarter, approximately US$1.0 billion of impaired real estate-secured assets, comprised primarily of commercial real estate loans, were transferred to Corporate Services from P&C U.S. to allow our businesses to focus on ongoing customer relationships and leverage our risk management expertise in our special assets management unit. Prior period loan balances, revenues and expenses were restated to reflect the transfer. Approximately US$1.5 billion of similar assets acquired from the acquired business have also been included in Corporate Services.

During the third quarter we acquired M&I. Its activities are primarily reflected in our P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets. Corporate Services results include in net interest income the accretion of a portion of the credit mark and credit provisions on the acquired M&I loan portfolio. Integration and restructuring costs are also included in Corporate Services results.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP. We have included expected losses in P&C U.S. and Private Client Group for the acquired loan portfolio on the same basis as expected losses are determined for other loans in P&C U.S. and Private Client Group.

14 • BMO Financial Group Fourth Quarter Report 2011

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q4-2011	Increase (Decrease) vs. Q4-2010		Increase (Decrease) vs. Q3-2011		Fiscal-2011	Increase (Decrease) vs. Fiscal-2010

Net interest income (teb)	1,749	363	26%	249	17%	5,993	725	14%
Non-interest revenue	582	72	14%	65	13%	2,068	76	4%

Total revenue (teb)	2,331	435	23%	314	16%	8,061	801	11%
Provision for credit losses	216	53	32%	27	14%	749	123	20%
Non-interest expense	1,289	228	22%	203	19%	4,399	436	11%

Income before income taxes	826	154	23%	84	11%	2,913	242	9%
Income taxes (teb)	246	38	18%	28	12%	857	40	5%

Net income	580	116	25%	56	11%	2,056	202	11%

Adjusted net income	600	128	27%	65	12%	2,100	221	12%

Return on equity	18.8%		(9.0%)		(4.7%)	22.7%		(5.4%)
Operating leverage	1.4%		nm		nm	–		nm
Adjusted operating leverage	3.0%		nm		nm	0.6%		nm
Productivity ratio (teb)	55.3%		(0.6%)		1.5%	54.6%		–
Adjusted productivity ratio (teb)	54.1%		(1.4%)		1.0%	53.9%		(0.3%)
Net interest margin on earning assets (teb)	3.32%		0.16%		0.11%	3.23%		0.14%
Average earning assets ($ billions)	208.7	34.5	20%	23.4	13%	185.7	15.1	9%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review.

nm – not meaningful

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q4-2011	Increase (Decrease) vs. Q4-2010		Increase (Decrease) vs. Q3-2011		Fiscal-2011	Increase (Decrease) vs. Fiscal-2010

Net interest income (teb)	1,098	7	1%	(5)	–	4,368	204	5%
Non-interest revenue	440	10	2%	16	4%	1,700	33	2%

Total revenue (teb)	1,538	17	1%	11	1%	6,068	237	4%
Provision for credit losses	138	6	4%	1	–	547	45	9%
Non-interest expense	810	22	3%	22	3%	3,150	165	6%

Income before income taxes	590	(11)	(2%)	(12)	(2%)	2,371	27	1%
Income taxes (teb)	166	(17)	(9%)	(4)	(2%)	670	(34)	(5%)

Net income	424	6	1%	(8)	(2%)	1,701	61	4%

Adjusted net income	427	6	2%	(8)	(2%)	1,710	64	4%

Personal revenue	958	(3)	–	7	1%	3,785	122	3%
Commercial revenue	580	20	3%	4	1%	2,283	115	5%
Operating leverage	(1.8%)		nm		nm	(1.5%)		nm
Productivity ratio (teb)	52.6%		0.9%		1.0%	51.9%		0.7%
Net interest margin on earning assets (teb)	2.88%		(0.11%)		(0.04%)	2.93%		(0.02%)
Average earning assets ($ billions)	151.4	6.4	4%	1.8	1.2%	149.0	7.9	6%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review.

nm – not meaningful

BMO Financial Group Fourth Quarter Report 2011 • 15

Q4-2011 vs. Q4-2010

P&C Canada net income of $424 million was up $6 million or 1.5% from a year ago. Revenue increased $17 million or 1.1%, driven by volume growth across most products, partially offset by the impact of lower net interest margin. Net interest margin decreased by 11 basis points due to lower deposit spreads in a low interest rate environment, competitive mortgage pricing and lower mortgage refinancing fees.

In the personal banking segment, revenue was stable. Volume growth across most products was offset by the same factors outlined above. Total personal lending balances (including mortgages, Homeowner ReadiLine® and other consumer lending products) increased 5.3% year over year while lending market share decreased. Our goal is to grow market share as we continue to focus on improving the total personal lending business through investment in the sales force and achieving productivity gains while remaining attentive to the credit quality of the portfolio.

Year over year, personal cards loan balances increased 1.0% while market share decreased as customers moved more balances to personal loan products.

Personal deposit balances increased 1.9%, primarily in retail operating deposits. Market share decreased primarily in term deposits while retail operating deposits market share was stable.

In the commercial banking segment, revenue increased $20 million or 3.5% year over year. The effects of volume growth across most products were partially offset by reduced spreads in the low rate environment.

Commercial loan balances increased 3.4%. We continue to rank second in Canadian business banking market share of small-and mid-sized business loans.

Commercial cards balances decreased 4.4% primarily due to attrition in Diners Club North American franchise balances, as expected.

Commercial deposit balances grew 9.3%. We continue to invest in the size and capabilities of our commercial workforce to deepen our relationships and provide better advice to our customers.

Provisions for credit losses on an expected loss basis increased $6 million or 3.5% due to growth in the portfolio.

Non-interest expense increased $22 million or 2.9% due to increased initiative spending and higher employee-related costs, partially offset by lower advertising costs. We continue to invest strategically to improve our competitive position while managing our expenses prudently.

Average current loans and acceptances, including securitized loans, increased $6.6 billion or 4.5% from a year ago and personal and commercial deposits grew $4.4 billion or 4.4%.

Q4-2011 vs. Q3-2011

Net income decreased $8 million or 1.8%. The impact of volume growth was more than offset by lower net interest margin and higher initiative spending.

Revenue increased $11 million or 0.7%, driven by volume growth across most products, partially offset by the effects of lower net interest margin. Net interest margin fell 4 basis points mainly due to lower deposit spreads in the low rate environment, and lower mortgage refinancing fees.

Non-interest expense increased $22 million or 2.8%, primarily due to higher investment spending.

Average current loans and acceptances, including securitized loans, increased $1.8 billion or 1.2% from last quarter and personal and commercial deposits grew $1.2 billion or 1.1%.

16 • BMO Financial Group Fourth Quarter Report 2011

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q4-2011	Increase (Decrease) vs. Q4-2010		Increase (Decrease) vs. Q3-2011		Fiscal-2011	Increase (Decrease) vs. Fiscal-2010

Net interest income (teb)	651	356	+100%	254	64%	1,625	521	47%
Non-interest revenue	142	62	76%	49	53%	368	43	13%

Total revenue (teb)	793	418	+100%	303	62%	1,993	564	39%
Provision for credit losses	78	47	+100%	26	50%	202	78	64%
Non-interest expense	479	206	75%	181	61%	1,249	271	28%

Income before income taxes	236	165	+100%	96	68%	542	215	66%
Income taxes (teb)	80	55	+100%	32	64%	187	74	65%

Net income	156	110	+100%	64	70%	355	141	66%

Adjusted net income	173	122	+100%	73	73%	390	157	67%

Operating leverage	35.7%		nm		nm	11.7%		nm
Adjusted operating leverage	41.0%		nm		nm	13.7%		nm
Productivity ratio (teb)	60.5%		(12.3%)		(0.3%)	62.7%		(5.8%)
Adjusted productivity ratio (teb)	57.3%		(13.8%)		(1.1%)	60.3%		(6.6%)
Net interest margin on earning assets (teb)	4.51%		0.50%		0.04%	4.43%		0.68%
Average earning assets ($ billions)	57.3	28.1	96%	21.7	61%	36.7	7.3	25%

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	646	361	+100%	233	56%	1,645	586	55%
Non-interest revenue	141	63	82%	45	46%	372	60	19%

Total revenue (teb)	787	424	+100%	278	54%	2,017	646	47%
Non-interest expense	476	212	80%	166	54%	1,265	326	35%
Net Income	155	111	+100%	60	62%	359	154	75%
Adjusted net income	171	122	+100%	67	65%	394	171	77%
Average earning assets (US$ billions)	56.9	28.8	+100%	19.8	53%	37.1	8.9	32%

nm – not meaningful

Q4-2011 vs. Q4-2010

Net income of C$156 million increased C$110 million. Amounts in the rest of this section are in U.S dollars. Net income of $155 million increased $111 million from $44 million a year ago. Adjusted net income, which adjusts for the amortization of acquisition-related intangible assets, was $171 million, up $122 million, of which $111 million was attributable to the acquired business. The remaining $11 million or 25% increase was primarily due to improved revenue and lower integration costs in respect of the Rockford transaction. These factors were partly offset by an increase in provisions for credit losses under BMO’s expected loss provisioning methodology.

Revenue of $787 million increased $424 million, of which $419 million was attributable to the acquired business. The remaining $5 million or 1.5% increase was due to the benefit of higher deposit balances and increased loan spreads, as a result of a favourable change in mix of loan balances, largely offset by deposit spread compression and lower fee revenue.

Net interest margin increased by 50 basis points, due to higher deposit balances and improved loan spreads, as a result of a favourable change in the mix of loan balances, as well as the impact of the acquired business, partially offset by deposit spread compression.

Non-interest expense increased $212 million. Adjusted non-interest expense of $451 million was $193 million higher including the $208 million impact of the acquired business. The remaining adjusted expenses were down $15 million or 5.8% from a year ago, primarily due to lower integration expenses associated with the Rockford transaction.

Average current loans and acceptances of $52.5 billion more than doubled, increasing $28.1 billion year over year. Average deposits of $58.3 billion increased $31.6 billion, also rising more than 100% year over year. The current loans and deposits of the acquired personal and commercial business of M&I contributed $29.1 billion and $28.4 billion, respectively, to growth in average balance sheet levels. Excluding that impact, average current loans decreased $1.0 billion primarily due to decreases in mortgages and home equity balances. Commercial loan balances have increased from a year ago. Excluding the acquired business, average deposits increased $3.2 billion primarily due to growth in our commercial business.

Q4-2011 vs. Q3-2011

Net income increased C$64 million or 70% from the prior quarter. Amounts in the rest of this section are stated in U.S. dollars. Net income increased $60 million or 62% from the prior quarter. Adjusted net income increased $67 million or 65% as the $80 million incremental net income impact of the acquired business more than offset lower organic revenue and higher expenses.

Revenue increased $278 million or 54%, as the $284 million impact of our acquired business was partially offset by lower securities gains. Net interest margin improved modestly due to a favourable mix impact.

Non-interest expense increased $166 million or 54%. Adjusted non-interest expense increased $153 million of which $140 million was attributable to the acquired business. The remaining $13 million or 4.5% increase was primarily due to a valuation adjustment on our serviced mortgage portfolio and increases in deposit insurance premiums and advertising costs, due in part to the launch of BMO Harris Helpful Steps® for Parents.

Average current loans and acceptances increased $18.9 billion from the preceding quarter, while average deposits increased $20.4 billion. Both increases relate primarily to the inclusion of assets of the acquired business for a full quarter.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review.

BMO Financial Group Fourth Quarter Report 2011 • 17

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q4-2011	Increase (Decrease) vs. Q4-2010		Increase (Decrease) vs. Q3-2011		Fiscal-2011	Increase (Decrease) vs. Fiscal-2010
Net interest income (teb)	118	19	20%	7	6%	440	75	21%
Non-interest revenue	581	87	18%	75	15%	2,119	239	13%
Total revenue (teb)	699	106	18%	82	13%	2,559	314	14%
Provision for credit losses	3	1	33%	1	33%	9	2	20%
Non-interest expense	514	97	23%	53	12%	1,871	246	15%
Income before income taxes	182	8	5%	28	19%	679	66	11%
Income taxes (teb)	38	(7)	(17%)	4	11%	161	8	6%
Net income	144	15	13%	24	21%	518	58	13%
Adjusted net income	150	20	15%	29	24%	528	62	13%

Return on equity	31.9%		(9.3%)		(0.1%)	35.6%		(1.0%)
Operating leverage	(5.3%)		nm		nm	(1.1%)		nm
Productivity ratio (teb)	73.5%		3.2%		(1.2%)	73.1%		0.7%
Net interest margin on earning assets (teb)	2.86%		–		(0.03%)	2.94%		0.13%
Average earning assets	16,390	2,748	20%	1,174	8%	14,968	1,987	15%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	158	96	+100%	56	55%	391	148	61%
Non-interest expense	126	72	+100%	47	58%	319	106	49%
Net income	20	16	+100%	7	44%	43	27	+100%
Adjusted net income	23	18	+100%	9	70%	48	30	+100%
Average earning assets	2,836	828	41%	617	28%	2,225	148	7%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review.

nm – not meaningful

Q4-2011 vs. Q4-2010

Net income was $144 million, up $15 million or 13% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, increased $17 million or 20% to $103 million as we continue to see growth from our businesses despite the challenging market conditions. The inclusion of a full quarter of earnings from the M&I wealth businesses added US$6 million of net income (US$10 million of adjusted net income), US$85 million of revenue and US$73 million of expense to the current quarter. As well, the current quarter includes results from the LGM acquisition, adding $6 million of revenue and $10 million of expense resulting in a modest $3 million net loss. Insurance net income was $41 million for the quarter, down $2 million or 2.5% from a year ago.

Revenue was $699 million, up $106 million or 18% from the prior year. PCG revenue excluding insurance grew 23%, or 5.5% adjusted for the impact of the acquisitions, as a result of higher client assets under management and administration as we benefited from attracting new client assets. Revenue from the insurance business was down primarily due to the adverse effect of unfavourable market movements. Net interest income grew from the prior year primarily due to higher deposit spreads in our brokerage businesses, higher loan and deposit balances in private banking, and the M&I acquisition. The weaker U.S. dollar decreased revenue by $5 million or 0.9%.

Non-interest expense increased $97 million or 23% mainly as a result of the acquisitions and higher revenue-based costs associated with revenue growth in PCG excluding insurance. Adjusting for the impact of the acquisitions, non-interest expense growth was $13 million or 3.2%. The weaker U.S. dollar decreased expenses by $4 million or 1.0%. The productivity ratio of 73.5% increased 320 basis points from the prior year.

Assets under management and administration improved by $158 billion to $422 billion. On a basis that excludes the impact of the acquisitions and the weaker U.S. dollar, assets under management and administration grew $12 billion or 4.4% from a year ago.

Q4-2011 vs. Q3-2011

Net income improved $24 million or 21% from the third quarter. Private Client Group net income excluding insurance was up $2 million or 2.5%. The M&I acquisition added US$2 million of net income (US$6 million of adjusted net income), US$54 million of revenue and US$48 million of expense relative to its contribution in the third quarter. The current quarter included three months of results of the M&I businesses versus one month in the third quarter. Insurance net income was $22 million higher, primarily due to the reduced impact in the current quarter from the effect of unfavourable movements in long-term interest rates on policyholder liabilities relative to the adverse impact experienced in the third quarter.

Revenue increased $82 million or 13%. PCG revenue excluding insurance increased 10%, or 1.0% adjusted for the impact of the acquisitions, primarily due to higher brokerage revenue, partially offset by lower revenue in some of our businesses due to challenging market conditions. Insurance revenue improved primarily due to the reduced impact of the effect of unfavourable long-term interest rate movements. Net interest income increased relative to the prior quarter primarily due to the M&I acquisition. The stronger U.S. dollar increased revenue by $8 million or 1.2%.

Non-interest expense increased $53 million or 12% primarily due to the impact of the acquisitions. After adjusting for the impact of the acquisitions, non-interest expense increased by $2 million or 0.5%. The stronger U.S. dollar increased expenses by $6 million or 1.3%. The productivity ratio of 73.5% improved by 120 basis points from the prior quarter.

Assets under management and administration decreased by $7 billion or $16 billion and 3.7% adjusted to exclude the impact of the stronger U.S. dollar, as client assets across most businesses were lower in the challenging equity market conditions.

18 • BMO Financial Group Fourth Quarter Report 2011

BMO Capital Markets (BMO CM)

(Canadian $ in millions, except as noted)	Q4-2011	Increase (Decrease) vs. Q4-2010		Increase (Decrease) vs. Q3-2011		Fiscal-2011	Increase (Decrease) vs. Fiscal-2010
Net interest income (teb)	257	(43)	(14%)	(61)	(19%)	1,208	(186)	(13%)
Non-interest revenue	448	(88)	(16%)	(71)	(14%)	2,133	249	13%
Total revenue (teb)	705	(131)	(16%)	(132)	(16%)	3,341	63	2%
Provision for credit losses	30	(36)	(55%)	–	–	120	(144)	(55%)
Non-interest expense	488	25	5%	30	7%	1,907	82	4%
Income before income taxes	187	(120)	(39%)	(162)	(47%)	1,314	125	11%
Income taxes (teb)	38	(55)	(59%)	(32)	(48%)	394	21	6%
Net income	149	(65)	(30%)	(130)	(46%)	920	104	13%
Adjusted net income	149	(66)	(30%)	(130)	(46%)	920	103	13%

Trading Products revenue	442	(58)	(12%)	(66)	(13%)	2,031	(9)	–
Investment and Corporate Banking revenue	263	(73)	(22%)	(66)	(20%)	1,310	72	6%
Return on equity	12.8%		(7.3%)		(12.7%)	20.4%		1.7%
Operating leverage	(21.0%)		nm		nm	(2.6%)		nm
Productivity ratio (teb)	69.2%		13.8%		14.5%	57.1%		1.4%
Net interest margin on earning assets (teb)	0.57%		(0.21%)		(0.16%)	0.71%		(0.21%)
Average earning assets ($ billions)	177.7	25.3	17%	5.5	3%	169.2	17.2	11%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	232	(18)	(7%)	(28)	(11%)	1,014	21	2%
Non-interest expense	209	2	1%	13	7%	795	69	10%
Net Income	7	4	+100%	(26)	(80%)	46	(21)	(32%)
Adjusted net income	7	4	+100%	(25)	(+100%)	46	(21)	(31%)
Average earning assets (US$ billions)	66.2	14.6	28%	1.7	3%	60.3	12.1	25%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review.

nm – not meaningful

Q4-2011 vs. Q4-2010

Net income was $149 million, a decrease of $65 million or 30% from the previous year. There was a reduction in the provision for credit losses, which is charged to the groups on an expected loss basis, but the weaker and more volatile market environment resulted in decreased revenues and there was increased expense. Return on equity was 12.8%, compared with 20.1% a year ago.

Revenue decreased $131 million or 16% from the levels of a year ago, to $705 million. There was a significant reduction in trading revenue. Performance was weak due to a difficult trading environment, characterized by extreme volatility, lower liquidity in many business segments and lower levels of client activity. Interest rate trading revenues were particularly weak relative to the previous year. The prior year’s trading results included accounting adjustments in our equity trading business. The weaker market conditions also led to lower mergers and acquisitions fees and reduced lending fees. The weaker U.S. dollar decreased revenue by $9 million relative to a year ago.

Non-interest expense increased $25 million or 5.4% primarily due to higher employee costs, as we continue to invest in strategic hiring in the businesses. There were also increased allocated support costs. The weaker U.S. dollar decreased expenses by $5 million relative to a year ago.

Q4-2011 vs. Q3-2011

Net income decreased $130 million or 46% from the stronger third quarter. Revenue decreased $132 million or 16% due to lower trading revenue in a weaker and more volatile market environment. As indicated above, the weak market conditions in the current quarter also led to a reduction in mergers and acquisitions fees. There were also reduced revenues from our interest-rate-sensitive businesses from the stronger levels in the third quarter.

Non-interest expense increased $30 million or 6.6% primarily due to higher fixed employee costs, reflecting the impact of the acquired business, severance charges and additional staff in certain units, as well as higher allocated support costs.

BMO Financial Group Fourth Quarter Report 2011 • 19

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q4-2011	Increase (Decrease) vs. Q4-2010		Increase (Decrease) vs. Q3-2011		Fiscal-2011	Increase (Decrease) vs. Fiscal-2010

Net interest income before teb offset	67	178	+100%	249	+100%	(342)	95	22%
Group teb offset	(51)	13	22%	4	8%	(220)	135	38%

Net interest income (teb)	16	191	+100%	253	+100%	(562)	230	29%
Non-interest revenue	130	51	66%	90	+100%	319	100	46%

Total revenue (teb)	146	242	+100%	343	+100%	(243)	330	58%
Provision for credit losses	41	19	96%	88	+100%	(21)	(173)	(+100%)
Non-interest expense	134	52	65%	28	26%	428	251	+100%

Income (loss) before income taxes and non-controlling interest in subsidiaries	(29)	171	85%	227	89%	(650)	252	28%
Income taxes (recovery) (teb)	(72)	78	53%	72	52%	(495)	161	24%
Non-controlling interest in subsidiaries	19	1	–	1	2%	73	(1)	(1%)

Net income (loss)	24	92	+100%	154	+100%	(228)	92	29%

Adjusted net income (loss)	(49)	20	28%	43	46%	(267)	53	16%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	207	245	+100%	348	+100%	(41)	119	75%
Provision for credit losses	89	22	30%	83	+100%	189	(38)	(17%)
Non-interest expense	72	77	+100%	21	46%	167	181	+100%
Income taxes (recovery) (teb)	(2)	35	94%	85	97%	(235)	(89)	(59%)
Net income (loss)	43	110	+100%	159	+100%	(181)	64	26%
Adjusted net income (loss)	(28)	39	56%	49	62%	(196)	49	20%

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology. Corporate Services results also include the impact of certain fair value adjustments and integration and restructuring costs related to the acquired business. These latter items are excluded in the determination of Corporate Services adjusted net income.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP including the provision for credit loss amounts excluded in the determination of Corporate Services adjusted net income. See the Review of Operating Groups’ Performance section for more details.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Financial Performance Review

Operating results for T&O are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three client operating groups (P&C, Private Client Group and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined above.

Corporate Services net income for the quarter was $24 million, an improvement of $92 million from a year ago. The improvement reflects the $107 million after-tax net benefit of credit-related items in respect of the M&I acquired loan portfolio, partially offset by integration and restructuring costs of $35 million. The adjusted net loss was $49 million, an improvement of $20 million from a year ago. Adjusted revenues were $29 million worse, mainly due to higher residual funding costs and costs associated with supplemental liquidity, partially offset by a lower group teb offset. Adjusted expenses were unchanged. Adjusted provisions for credit losses were $79 million lower.

Corporate Services net income in the current quarter increased $154 million from the third quarter. The improvement reflects the $107 million benefit noted above. The adjusted net loss in the fourth quarter improved $43 million from the third quarter. Adjusted revenues were $64 million higher, largely due to higher securitization-related revenue and a number of small items positively impacting revenues. Adjusted expenses were $28 million higher, mainly driven by the acquired business. Adjusted provisions for credit losses were $10 million lower.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the Financial Review.

20 • BMO Financial Group Fourth Quarter Report 2011

GAAP and Related Non-GAAP Results and Measures used in the Earnings Release

(Canadian $ in millions, except as noted)	Q4-2011	Q3-2011	Q4-2010	Fiscal-2011	Fiscal-2010

Reported Results
Revenue	3,881	3,274	3,229	13,718	12,210
Non-interest expense	(2,425)	(2,111)	(2,023)	(8,605)	(7,590)

Pre-provision, pre-tax earnings	1,456	1,163	1,206	5,113	4,620
Provision for credit losses	(290)	(174)	(253)	(857)	(1,049)
Provision for income taxes	(250)	(178)	(196)	(917)	(687)
Non-controlling interest in subsidiaries	(19)	(18)	(18)	(73)	(74)

Net Income	897	793	739	3,266	2,810

Reported Measures
EPS ($)	1.34	1.27	1.24	5.26	4.75
Net income growth (%)	21.3	18.5	14.2	16.2	57.2
EPS growth (%)	8.1	12.4	11.7	10.7	54.2
Revenue growth (%)	20.2	12.6	8.0	12.3	10.4
Non-interest expense growth (%)	20.0	11.1	13.7	13.4	2.8
Productivity ratio (%)	62.5	64.5	62.6	62.7	62.2
Operating leverage (%)	0.2	1.5	(5.7)	(1.1)	7.6
Return on equity (%)	14.3	14.7	15.1	15.3	14.9

Adjusting Items
Net interest income
Hedge of foreign currency risk on the purchase of M&I	—	(9)	—	(20)	—
Recognition of a portion of the credit mark on the acquired M&I loan portfolio	271	—	—	271	—

Non-interest expense
Costs of M&I integration and restructuring	(53)	(53)	—	(131)	—
Amortization of acquisition-related intangible assets	(34)	(17)	(11)	(70)	(36)

Provision for credit losses Specific provisions for credit losses on the acquired M&I loan portfolio	(18)	—	—	(18)	—
Increase in the general allowance for credit losses	(80)	—	—	(38)	—

Income tax benefit (charge) related to the above	(39)	29	2	(9)	4

After-tax impact of Adjusting Items
Hedge of foreign currency risk on the purchase of M&I	—	(6)	—	(14)	—
Recognition of a portion of the credit mark on the acquired M&I loan portfolio	167	—	—	167	—
Costs of M&I integration and restructuring	(35)	(32)	—	(84)	—
Amortization of acquisition-related intangible assets	(25)	(12)	(9)	(54)	(32)
Specific provisions for credit losses on the acquired M&I loan portfolio	(11)	—	—	(11)	—
Increase in the general allowance for credit losses	(49)	—	—	(19)	—

Adjusting items in net income	47	(50)	(9)	(15)	(32)
EPS ($)	0.07	(0.09)	(0.02)	(0.03)	(0.06)

Adjusted Results
Revenue	3,610	3,283	3,229	13,467	12,210
Non-interest expense	(2,338)	(2,041)	(2,012)	(8,404)	(7,554)

Pre-provision, pre-tax earnings	1,272	1,242	1,217	5,063	4,656
Provision for credit losses	(192)	(174)	(253)	(801)	(1,049)
Provision for income taxes	(211)	(207)	(198)	(908)	(691)
Non-controlling interest in subsidiaries	(19)	(18)	(18)	(73)	(74)

Net Income	850	843	748	3,281	2,842

Adjusted Measures
EPS ($)	1.27	1.36	1.26	5.29	4.81
Net income growth (%)	13.7	24.4	8.5	15.5	23.7
EPS growth (%)	0.8	19.3	6.8	10.0	19.7
Revenue growth (%)	11.8	12.9	6.3	10.3	5.4
Non-interest expense growth (%)	16.2	8.0	13.7	11.3	4.6
Productivity ratio (%)	64.8	62.2	62.3	62.4	61.9
Operating leverage (%)	(4.4)	4.9	(7.4)	(1.0)	0.8
Return on equity (%)	13.5	15.6	15.3	15.3	15.0

Adjusted results and measures in this chart are non-GAAP. All of the above adjusting items are charged to Corporate Services, except the amortization of acquisition-related intangible assets, which applies to all groups, as detailed in the Non-GAAP Measures section which follows.

BMO Financial Group Fourth Quarter Report 2011 • 21

Non-GAAP Measures

Results and measures in the Earnings Release are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the preceding table. Management assesses performance on both a reported and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusted Net Income section.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions including the amortization of acquisition-related intangible assets, and are adjusted because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired business have been designated as adjusting items due to the significance of the amounts and the fact that they can impact trend analysis as some of the costs are incurred with the intent to benefit future periods. Certain other items have also been designated as adjusting items due to their effects on trend analysis. They include changes in the general allowance and credit-related amounts in respect of the acquired M&I portfolio.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value. Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries (pre-provision, pre-tax earnings) is considered useful information as it provides a measure of performance that excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In the fourth quarter of 2011, adjusting items totalled a net amount of $47 million after tax, comprised of a net loss of $72 million in Corporate Services and net charges of $25 million after tax recorded in the other operating groups. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $25 million ($17 million after tax); and Private Client Group $6 million ($6 million after tax).

In the fourth quarter of 2010, there were no adjusting items other than an $11 million ($9 million after tax) charge for the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $2 million ($2 million after tax); P&C U.S. $6 million ($5 million after tax); Private Client Group $2 million ($2 million after tax); and BMO Capital Markets $1 million ($nil after tax).

In the third quarter of 2011, adjusting items totalled a net charge of $50 million after tax. Adjusting items charged to Corporate Services totalled $62 million ($38 million after tax) and included M&I integration and restructuring costs of $53 million ($32 million after tax) and a charge for the hedge of foreign currency risk on the purchase of M&I of $9 million ($6 million after tax). A $17 million ($12 million after tax) charge in respect of the amortization of acquisition-related intangible assets was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $12 million ($8 million after tax); and Private Client Group $2 million ($2 million after tax).

Summary Unaudited Quarterly Consolidated Financial Statements

The attached summary unaudited quarterly consolidated financial statements should be read in conjunction with the notes to our annual audited consolidated financial statements for the year ended October 31, 2011, which are available on our website at www.bmo.com.

22 • BMO Financial Group Fourth Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the twelve months ended
	October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010	October 31, 2011	October 31, 2010
Interest, Dividend and Fee Income
Loans	$2,519	$1,990	$1,907	$1,932	$1,925	$8,348	$7,270
Securities	573	633	597	634	563	2,437	2,134
Deposits with banks	40	35	34	21	23	130	74
	3,132	2,658	2,538	2,587	2,511	10,915	9,478
Interest Expense
Deposits	663	660	639	679	666	2,641	2,362
Subordinated debt	42	44	38	33	32	157	119
Capital trust securities	7	7	6	12	14	32	71
Other liabilities	280	255	235	236	189	1,006	691
	992	966	918	960	901	3,836	3,243
Net Interest Income	2,140	1,692	1,620	1,627	1,610	7,079	6,235
Provision for credit losses	290	174	145	248	253	857	1,049
Net Interest Income After Provision for Credit Losses	1,850	1,518	1,475	1,379	1,357	6,222	5,186
Non-Interest Revenue
Securities commissions and fees	285	290	309	302	266	1,186	1,048
Deposit and payment service charges	246	205	188	195	199	834	802
Trading revenues	85	141	137	208	166	571	504
Lending fees	149	141	138	149	144	577	572
Card fees	30	20	50	45	65	145	233
Investment management and custodial fees	180	128	95	92	91	495	355
Mutual fund revenues	157	164	158	154	144	633	550
Securitization revenues	264	211	179	167	188	821	678
Underwriting and advisory fees	76	141	143	152	135	512	445
Securities gains, other than trading	60	32	48	32	40	172	150
Foreign exchange, other than trading	15	22	33	23	22	93	93
Insurance income	74	47	40	122	83	283	321
Other	120	40	79	78	76	317	224
	1,741	1,582	1,597	1,719	1,619	6,639	5,975
Net Interest Income and Non-Interest Revenue	3,591	3,100	3,072	3,098	2,976	12,861	11,161
Non-Interest Expense
Employee compensation	1,333	1,207	1,131	1,210	1,120	4,881	4,364
Premises and equipment	461	386	376	343	379	1,566	1,343
Amortization of intangible assets	81	58	42	50	46	231	203
Travel and business development	106	100	90	86	109	382	343
Communications	75	63	61	60	60	259	229
Business and capital taxes	14	12	14	11	10	51	52
Professional fees	142	132	130	99	118	503	372
Other	213	153	179	187	181	732	684
	2,425	2,111	2,023	2,046	2,023	8,605	7,590
Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	1,166	989	1,049	1,052	953	4,256	3,571
Provision for income taxes	250	178	231	258	196	917	687
	916	811	818	794	757	3,339	2,884
Non-controlling interest in subsidiaries	19	18	18	18	18	73	74
Net Income	$897	$793	$800	$776	$739	$3,266	$2,810

Preferred share dividends	$37	$39	$34	$34	$34	$144	$136
Net income available to common shareholders	$860	$754	$766	$742	$705	$3,122	$2,674
Average common shares (in thousands)	638,302	589,849	568,829	567,301	565,088	591,253	559,822
Average diluted common shares (in thousands)	640,066	592,146	571,407	569,938	568,083	593,555	563,125
Earnings Per Share (Canadian $)
Basic	$1.35	$1.28	$1.35	$1.31	$1.25	$5.28	$4.78
Diluted	1.34	1.27	1.34	1.30	1.24	5.26	4.75
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70	2.80	2.80

BMO Financial Group Fourth Quarter Report 2011 • 23

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31, 2011	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010
Assets
Cash and Cash Equivalents	$19,626	$33,026	$24,415	$20,717	$17,368
Interest Bearing Deposits with Banks	3,968	5,035	3,336	3,522	3,186
Securities
Trading	71,579	73,882	73,215	74,377	71,710
Available-for-sale	58,684	51,954	46,276	47,367	50,543
Other	1,083	1,079	1,093	1,137	1,146
	131,346	126,915	120,584	122,881	123,399
Securities Borrowed or Purchased Under Resale Agreements	37,970	38,301	33,040	35,887	28,102
Loans
Residential mortgages	54,454	56,634	49,560	50,294	48,715
Consumer instalment and other personal	59,445	58,035	52,189	51,751	51,159
Credit cards	2,251	2,239	1,936	3,221	3,308
Businesses and governments	84,953	83,222	66,127	66,334	68,338
	201,103	200,130	169,812	171,600	171,520
Customers’ liability under acceptances	7,227	7,000	6,620	7,194	7,001
Allowance for credit losses	(1,832)	(1,689)	(1,736)	(1,880)	(1,878)
	206,498	205,441	174,696	176,914	176,643
Other Assets
Derivative instruments	55,677	47,767	44,268	39,354	49,759
Premises and equipment	2,117	1,977	1,519	1,537	1,560
Goodwill	3,585	3,374	1,584	1,598	1,619
Intangible assets	1,562	1,511	848	822	812
Other	15,074	13,210	8,938	10,012	9,192
	78,015	67,839	57,157	53,323	62,942
Total Assets	$477,423	$476,557	$413,228	$413,244	$411,640
Liabilities and Shareholders’ Equity
Deposits
Banks	$20,899	$22,983	$18,957	$19,882	$19,435
Businesses and governments	159,746	148,180	135,233	133,084	130,773
Individuals	122,287	120,249	99,197	98,634	99,043
	302,932	291,412	253,387	251,600	249,251
Other Liabilities
Derivative instruments	51,400	43,890	41,145	37,393	47,970
Acceptances	7,227	7,000	6,620	7,194	7,001
Securities sold but not yet purchased	21,099	25,412	23,631	22,152	16,438
Securities lent or sold under repurchase agreements	39,163	53,893	43,912	52,143	47,110
Other	21,731	22,257	16,570	16,656	17,414
	140,620	152,452	131,878	135,538	135,933
Subordinated Debt	5,348	5,284	5,208	3,713	3,776
Capital Trust Securities	400	400	400	400	800
Shareholders’ Equity
Share capital	14,051	13,972	9,951	9,572	9,498
Contributed surplus	113	112	102	102	92
Retained earnings	14,275	13,863	13,556	13,192	12,848
Accumulated other comprehensive loss	(316)	(938)	(1,254)	(873)	(558)
	28,123	27,009	22,355	21,993	21,880
Total Liabilities and Shareholders’ Equity	$477,423	$476,557	$413,228	$413,244	$411,640

Certain comparative figures have been reclassified to conform with the current period’s presentation.

24 • BMO Financial Group Fourth Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2011	October 31, 2010	October 31, 2011	October 31, 2010
Net income	$897	$739	$3,266	$2,810
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	(11)	99	(77)	35
Net change in unrealized gains on cash flow hedges	216	102	294	48
Net gain (loss) on translation of net foreign operations	417	(36)	25	(242)
Total Comprehensive Income	$1,519	$904	$3,508	$2,651

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2011	October 31, 2010	October 31, 2011	October 31, 2010
Preferred Shares
Balance at beginning of period	$2,861	$2,571	$2,571	$2,571
Issued during the period	–	–	290	–
Balance at End of Period	2,861	2,571	2,861	2,571
Common Shares
Balance at beginning of period	11,111	6,740	6,927	6,198
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	44	156	179	537
Issued under the Stock Option Plan	34	31	122	192
Issued on the exchange of shares of a subsidiary corporation	1	–	1	–
Issued under the acquisition of a business	–	–	3,961	–
Balance at End of Period	11,190	6,927	11,190	6,927
Contributed Surplus
Balance at beginning of period	112	90	92	79
Stock option expense/exercised	1	2	21	13
Balance at End of Period	113	92	113	92
Retained Earnings
Balance at beginning of period	13,863	12,539	12,848	11,748
Net income	897	739	3,266	2,810
Dividends – Preferred shares	(37)	(34)	(144)	(136)
– Common shares	(448)	(396)	(1,690)	(1,571)
Share issue expense	–	–	(5)	(3)
Balance at End of Period	14,275	12,848	14,275	12,848
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	449	416	515	480
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) of $(30), $(28), $(13) and $(21))	35	120	(9)	108
Reclassification to earnings of (gains) in the period (net of income tax provision of $21, $2, $30 and $25)	(46)	(21)	(68)	(73)
Balance at End of Period	438	515	438	515
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	140	(40)	62	14
Gains on cash flow hedges arising during the period (net of income tax (provision) of $(96), $(54), $(135) and $(69))	248	125	323	154
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $12, $10, $12 and $48)	(32)	(23)	(29)	(106)
Balance at End of Period	356	62	356	62
Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,527)	(1,099)	(1,135)	(893)
Unrealized gain (loss) on translation of net foreign operations	749	(97)	(83)	(725)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax provision (recovery) of $129, $(31), $(41) and $(206))	(332)	61	108	483
Balance at End of Period	(1,110)	(1,135)	(1,110)	(1,135)
Total Accumulated Other Comprehensive Loss	(316)	(558)	(316)	(558)
Total Shareholders’ Equity	$28,123	$21,880	$28,123	$21,880

BMO Financial Group Fourth Quarter Report 2011 • 25

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our fourth quarter and fiscal 2011 results. This quarter’s news release, presentation materials and a supplementary financial information package together with BMO Financial Group’s audited Consolidated Financial Statements (including Notes to the Consolidated Financial Statements) and the accompanying Management’s Discussion and Analysis will be available online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 6, 2011, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, February 27, 2012, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, February 27, 2012.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656

Michael Chase, Director, michael.chase@bmo.com, 416-867-5452

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price

August 2011 $59.83

September 2011 $57.96

October 2011 $59.68

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at

www.bmo.com

® Registered trademark of Bank of Montreal

Annual Meeting 2012 The next Annual Meeting of Shareholders will be held on Tuesday, March 20, 2012, in Halifax, Nova Scotia.